

March 17, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of HSBC HOLDINGS PLC, under the Exchange Act of 1934:

- 4.398% Fixed Rate/Floating Rate Senior Unsecured Notes due 2030

- 4.675% Fixed Rate/Floating Rate Senior Unsecured Notes due 2032

- 5.279% Fixed Rate/Floating Rate Senior Unsecured Notes due 2037

- Floating Rate Senior Unsecured Notes due 2032

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com